240.13d-102 Schedule 13G - Information to be included in statements filed pursuant to 240.13d-1(b), (c), and (d) and amendments thereto filed pursuant to 240.13d-2.

Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
(Name of Issuer)
Green Plains Inc.
(Title of Class of Securities)

Common Stock, Par Value $0.001 Per Share

(CUSIP Number)

393222104

 (Date of Event Which Requires Filing of this Statement)

December 31, 2017

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[  ] Rule 13d-1(b)
[ x ] Rule 13d-1(c)
[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange
Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393222104
(1) Names of reporting persons Point72 Asset Management, L.P.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 3,887,860 (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 3,887,860 (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 3,887,860 (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 9.4% (see Item 4)
(12) Type of reporting person (see instructions) PN

CUSIP No. 393222104
(1) Names of reporting persons Point72 Capital Advisors, Inc.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 3,887,860 (see Item 4)

(7) Sole dispositive power 0
(8) Shared dispositive power 3,887,860 (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 3,887,860 (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 9.4% (see Item 4)
(12) Type of reporting person (see instructions) CO

CUSIP No. 393222104
(1) Names of reporting persons Cubist Systematic Strategies, LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 5,494 (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 5,494 (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 5,494 (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) <0.1% (see Item 4)
(12) Type of reporting person (see instructions) OO

CUSIP No. 393222104
(1) Names of reporting persons Steven A. Cohen

(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 3,893,354 (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 3,893,354 (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 3,893,354 (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 9.5% (see Item 4)
(12) Type of reporting person (see instructions) IN

This Amendment No. 1 (this “Amendment”) amends and restates that Schedule 13G filed under this Issuer by the reporting persons identified herein with respect to Common Stock of the Issuer on January 6, 2017 (the “Initial Filing”).  As reflected in this Amendment, Point72 Asset Management, L.P. (the “Former Investment Manager”) merged with and into Stamford Harbor Capital, L.P. (the “Stamford Harbor”), a Delaware limited partnership, on January 1, 2018 (the “Merger”), at which time Stamford Harbor, as the surviving entity, was renamed Point72 Asset Management, L.P. (“Point72 Asset Management”).  In connection with the Merger, the investment management agreements between the Former Investment Manager and certain funds it managed were assigned pursuant to the Merger to Point72 Asset Management.  As a result, Point72 Asset Management may be deemed to beneficially own the securities of the Issuer underlying such interests, as described in this Amendment.

Item 1(a) Name of issuer:

Green Plains Inc.

Item 1(b) Address of issuer's principal executive offices:

1811 Aksarben Drive, Omaha, NE 68106, United States

2(a) Name of person filing:
This statement is filed by: (i) Point72 Asset Management, L.P. (“Point72 Asset
Management”) with respect to shares of common stock, par value $0.001 per share (“Shares”), of the Issuer held by certain investment funds it manages;
(ii) Point72 Capital Advisors, Inc. (“Point72 Capital Advisors Inc.”) with respect to Shares held by certain investment funds managed by Point72 Asset
Management; (iii) Cubist Systematic Strategies, LLC (“Cubist Systematic
Strategies”) with respect to Shares held by certain investment funds it manages; and (iv) Steven A. Cohen (“Mr. Cohen”) with respect to Shares beneficially owned by Point72 Asset Management, Point72 Capital Advisors Inc.,
and Cubist Systematic Strategies.

Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic
Strategies, and Mr. Cohen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
2(b) Address or principal business office or, if none, residence:
The address of the principal business office of (i) Point72 Asset Management,
Point72 Capital Advisors Inc., and Mr. Cohen is 72 Cummings Point Road,
Stamford, CT 06902; and (ii) Cubist Systematic Strategies is 330 Madison
 Avenue, New York, NY 10173.
2(c) Citizenship:
Point72 Asset Management is a Delaware limited partnership. Point72 Capital
Advisors Inc. is a Delaware corporation. Cubist Systematic Strategies is a
Delaware limited liability company. Mr. Cohen is a United States citizen.

2(d) Title of class of securities:

Common Stock, Par Value $0.001 Per Share

2(e) CUSIP Number:

393222104

Item 3.

Not applicable

Item 4. Ownership

As of December 31, 2017:

1. Point72 Asset Management, L.P.
(a) Amount beneficially owned: 3,887,860
(b) Percent of class: 9.4%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 3,887,860
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 3,887,860

2. Point72 Capital Advisors, Inc.
(a) Amount beneficially owned: 3,887,860
(b) Percent of class: 9.4%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 3,887,860
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 3,887,860

3. Cubist Systematic Strategies, LLC
(a) Amount beneficially owned: 5,494
(b) Percent of class: <0.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 5,494
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 5,494

4. Steven A. Cohen
(a) Amount beneficially owned: 3,893,354
(b) Percent of class: 9.5%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 3,893,354
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 3,893,354

Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic
Strategies, and Mr. Cohen own directly no Shares. Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by certain investment funds it manages. Point72 Capital Advisors Inc. is the general partner of Point72 Asset
Management. Pursuant to an investment management agreement, Cubist Systematic
Strategies maintains investment and voting power with respect to the securities held by certain investment funds it manages. Mr. Cohen controls each of Point72 Asset Management, Point72 Capital Advisors Inc., and Cubist
Systematic Strategies. As of December 31, 2017, by reason of the provisions of Rule
13d-3 of the Securities Exchange Act of 1934, as amended, each of (i) Point72 Asset
Management, Point72 Capital Advisors Inc., and Mr. Cohen may be deemed to beneficially own 3,887,860 Shares (constituting approximately 9.4% of the
Shares outstanding); and (ii) Cubist Systematic Strategies and Mr. Cohen may be
deemed to beneficially own 5,494 Shares (constituting <0.1% of the Shares outstanding). Each of Point72 Asset Management, Point72 Capital
Advisors Inc., Cubist Systematic Strategies, and Mr. Cohen disclaims beneficial ownership of any of the securities covered by this statement.

Item 5.Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
5 percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired
the Security Being Reporting on by the Parent Holding Company or Control
Person.

Not applicable
Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of his/her knowledge and belief,

the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.  After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

POINT72 ASSET MANAGEMENT, L.P.
By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

POINT72 CAPITAL ADVISORS, INC.
By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

CUBIST SYSTEMATIC STRATEGIES, LLC
By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

STEVEN A. COHEN
By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person